SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Renewable Energy Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16258 108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. G16258 108	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒ Joint Filing
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 169,685,609
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 169,685,609
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 169,685,609
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 64.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. G16258 108	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒ Joint Filing
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 169,685,609
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 169,685,609
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 169,685,609
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 64.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. G16258 108	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS Brookfield Renewable Power Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒ Joint Filing
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER: 0
	6	SHARED VOTING POWER: 169,685,609
	7	SOLE DISPOSITIVE POWER: 0
	8	SHARED DISPOSITIVE POWER: 169,685,609
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 169,685,609
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 64.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. G16258 108	Page 5 of 7 Pages

Item 1(a).	Name of Issuer

Brookfield Renewable Energy Partners L.P. (“BREP”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

73 Front Street, 5th Floor

Hamilton HM12

Bermuda

Item 2(a).	Name of Persons Filing

Brookfield Asset Management Inc. (“BAM”)

Partners Limited (“Partners”)

Brookfield Renewable Power Inc. (“BRPI”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of each of BAM, Partners and BRPI is:

Brookfield Place

181 Bay Street, Suite 330

Toronto, Ontario, Canada, M5J 2T3

Item 2(c).	Citizenship

See Item 4 of the cover pages

Item 2(d).	Title of Class of Securities

Limited Partnership Units (the “LP Units”)

Item 2(e).	CUSIP Number

G16258 108

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of the cover pages. BRPI beneficially owns 40,026,986 LP Units. BAM is BRPI’s sole shareholder and therefore may be deemed to beneficially own 40,026,986 LP Units indirectly through BRPI. In addition, BAM beneficially owns 129,658,623 Redeemable/Exchangeable partnership units of Brookfield Renewable Energy L.P., a subsidiary of BREP and BRPI, which provide BAM with the right to request that all or a portion of its Redeemable/Exchangeable partnership units be redeemed for cash consideration at any time after November 28, 2013. In the event that BAM exercises this right, BREP has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Partners owns all of BAM’s Class B Limited Voting Shares and therefore may be deemed to beneficially own 169,685,609 LP Units indirectly through BAM and BRPI.

(b)	Percent of Class:

See Item 11 of the cover pages.

CUSIP No. G16258 108	Page 6 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Item 5 of the cover pages.

(ii)	shared power to vote or to direct the vote:

See Item 6 of the cover pages.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of the cover pages.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

Exhibits

99.1	Joint Filing Agreement

CUSIP No. G16258 108	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ A. J. Silber
Name: A. J. Silber
Title: Vice President, Legal Affairs
PARTNERS LIMITED

	By:	/s/ Derek Gorgi
Name: Derek Gorgi
Title: Assistant Secretary
BROOKFIELD RENEWABLE POWER INC.

	By:	/s/ Josée Guibord
Name: Josée Guibord
Title: Assistant Secretary